DrinkerBiddle&Reath
LLP

August 1, 2011

Via EDGAR

Ms. Christina DiAngelo
Mr. James O’Connor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Funds, Inc.
Response to Staff Comments
Registration Statement on Form N-14 (File No. 333-175295)

Dear Ms. DiAngelo and Mr. O’Connor:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”),
which were communicated to Adam U. Shaikh, Assistant Counsel to the Registrant, on
July 25, 2011 and July 27, 2011, with respect to the Registrant’s above-referenced
Registration Statement on Form N-14. The changes in response to Staff comments described below will be made by the Registrant in its definitive filing on Form 497 for the Proxy Statement/Prospectus relating to the Reorganization of the Disciplined
LargeCap Blend Fund (“DLCB”) into the Principal Capital Appreciation Fund (“PCA”)
and the Reorganization of the International Growth Fund (“IGF”) into the Diversified
International Fund (“DIF”).

Capitalized terms used but not defined herein have the meanings given them in the Registration Statement. If a comment is intended to apply to disclosure under both
Proposals 1 and 2, the comment response also applies to the disclosure under both proposals.

Comments from Ms. DiAngelo:

Comment 1. In the comment response letter, please include a description of the accounting survivor analysis for each Reorganization.

Response. The criteria that are generally applied to determine the proper accounting survivor are outlined in the “AICPA Accounting and Audit Guide for Investment
Companies” (the “Guide”). The Guide states that the legal survivor normally is considered the accounting survivor of a fund combination, but that continuity and

Ms. Christina DiAngelo
Mr. James O’Connor
August 1, 2011
Page 2

dominance in one or more of the following areas might lead to a determination that the disappearing fund should be considered the accounting survivor: (1) portfolio management; (2) investment objectives, policies and restrictions; (3) portfolio composition; (4) expense structure and expense ratios; and (5) asset size.

The Staff of the Commission has taken the position that these same factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination. In this connection, the Staff has stated
that the survivor of a fund combination for accounting purposes generally will be the fund whose historical performance may be used by a new or surviving fund. In making the determination of which fund’s performance to use, the Staff has stated that “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles” (North American Security Trust (pub. avail. Aug. 15, 1994).

Based on its review, Principal Management Corporation (“PMC”) determined, with respect to each Reorganization, that the Acquiring Fund will be the accounting survivor and that the performance history of the Acquiring Fund will be used after the
Reorganization. In this connection, PMC concluded that: (1) the combined Fund will be advised by the portfolio management team that currently advises the Acquiring Fund; (2)
the combined Fund will be managed in accordance with the investment objectives, policies and restrictions of the Acquiring Fund; (3) the portfolio composition of the combined Fund will more closely resemble the portfolio composition of the Acquiring
Fund because the combined Fund will be managed by the Acquiring Fund’s portfolio management team in accordance with the investment objectives, policies, and restrictions of that Fund; (4) the expense structure and expense ratios of the combined Fund will more closely resemble those of the Acquiring Fund; and (5) the Acquiring Fund is the
larger of the Funds involved in the Reorganization.

Comment 2. In the summary “Reorganization” section, please elaborate on why it is believed the Acquired Funds will achieve the greatest benefit.

Response. The disclosure with respect to each Reorganization will be revised to read substantially as set forth below. Please also see the Response to Comment 17.

As discussed above and as a result of the Reorganization under Proposal 1
[or 2], shareholders of the Acquired Fund will become shareholders of an
Acquiring Fund that has lower advisory fees, lower overall expense ratios and stronger historical performance than the Acquired Fund. For these reasons, the
Reorganization is expected principally to benefit the Acquired Fund, and the
Acquired Fund, and indirectly its shareholders, will bear the expenses and out-of-
pocket fees incurred in connection with the Reorganization.

Ms. Christina DiAngelo
Mr. James O’Connor
August 1, 2011
Page 3

Comment 3. With respect to the DLCB-PCA Reorganization, please clarify that PCA has a lower “effective” advisory fee than DLCB.

Response. The requested clarification will be made.

Comment 4. Please include the total amount of the expenses of the DLCB-PCA
Reorganization.

Response. The estimated total amount of the expenses of the Reorganization will be disclosed.

Comment 5. Please add disclosure as to why PMC is paying for a certain portion of the expenses related to Class C shares of the DLCB.

Response. The disclosure will be revised to read substantially as follows:

PMC will pay $540 of the expenses and fees related to Class C shares of the Acquired Fund to ensure that the Reorganizations expenses to be borne by the
Class C shares will be recovered by Class C shareholders within 18 months of the
Reorganization.

Comment 6. Include the contractual document that obligates the Manager to pay a portion of fees and expenses of the Reorganization.

Response. The Plan of Acquisition has been revised to include a signature from
PMC acknowledging its obligation to pay a portion of the fees and expenses.

Comment 7. In “The Reorganization” section, refer the reader to the “Federal Income
Tax Consequences” section for an explanation of the tax consequences of trading costs associated with disposing of portfolio securities of the Acquired Funds.

Response. In response to this comment and Comment 18 below, the Registrant will revise the disclosure under “The Reorganization” with respect to tax consequences to read substantially as follows:

In the opinion of legal counsel, each Reorganization will qualify as a tax-
free reorganization and, for federal income tax purposes, no gain or loss will be recognized as a result of the Reorganization by the Acquired or Acquiring Fund
shareholders. Please see “Information About the Reorganization – Federal
Income Tax Consequences” for a discussion the tax consequences to the Acquired
Fund and its shareholders of disposing of portfolio securities, as described below,

Ms. Christina DiAngelo
Mr. James O’Connor
August 1, 2011
Page 4

and their relation to available pre-reorganization capital losses of the Acquired
Funds.

Comment 8. In the pro-forma “Fees and Expenses” table for the DLCB-PCA
Reorganization, please confirm the accuracy of the values for the Class R-3 shares.

Response. The values will be corrected.

Comment 9. In the pro-forma hypothetical expense examples table for the DLCB-PCA
Reorganization, please confirm the accuracy of the ten year expense numbers for the
Class B shares.

Response. The ten year expense numbers for Class B shares will be corrected.

Comment 10. In the “Information About the Reorganization – Plans of Acquisition”
section, please disclose what other courses of action the Board may pursue if such proposals are not approved.

Response. Disclosure will be added substantially as follows:

If a Reorganization is not consummated for any reason, the Board will consider other possible courses of action, including the liquidation (and termination) of the Acquired Fund.

Comment 11. In the comment response letter, please explain how the expenses of each
Reorganization are being divided among the share classes.

Response. The expenses for each Reorganization are being allocated among the share classes of the Acquired Fund based on the number of shareholder accounts in each share class. This allocation reflects the fact that the biggest driver of expenses is the cost of printing and mailing proxy materials which in turn reflects the numbers of shareholder accounts.

Comment 12. Remove the share adjustment due to Reorganization costs from the capitalization table.

Response. The share adjustment will be removed.

Comment 13. Please confirm in the comment response letter that the costs of the
Reorganization will not cause the NAV of the Acquiring Funds to decrease.

Ms. Christina DiAngelo
Mr. James O’Connor
August 1, 2011
Page 5

Response. The Registrant confirms that the costs of the Reorganization will not cause the NAV of the Acquiring Funds to decrease.

Comments from Mr. O’Connor:

Comment 14. On the cover page, insert telephone number. (See Item 1(b)(1).)

Response. A toll-free telephone number for shareholder inquiries is stated twice on the cover page of the Proxy Statement/Prospectus. The Registrant does not believe that adding a general switchboard number would serve any useful purpose and, indeed, it would likely be confusing to shareholders.

Comment 15. In the President’s letter and on the cover page, we suggest that the chart would be clearer if arrows were drawn from each target fund to its acquiring fund.

Response. The Registrant will add arrows to more clearly link each Acquired
Fund to its corresponding Acquiring Fund.

Comment 16. Please remove the information about the share classes on the cover page of the Proxy Statement/Prospectus as it is repeated in the synopsis following the table of contents and in each proposal. It is unnecessary to include it on the cover.

Response. The share class information will be deleted from the cover.

Comment 17. Please move the disclosure about the Board's conclusions on page 13 with respect to the Reorganization out of the Item 3(b) synopsis. This disclosure belongs with the Item 4(a)(3) disclosure in each proposal.

Response. Item 3(b) of Form N-14 provides that the synopsis include a
“discussion of key features of the transaction,” including comparative significant differences between the Acquired and Acquiring Funds. The Registrant believes that the disclosure sets forth significant comparative information with respect to the investment objectives, expenses and performance of the Acquired and Acquiring Funds and is consistent with Item 3(b). Moreover, with reference to Comment 19 below, this information provides a necessary predicate to describing the benefits of the
Reorganizations to Acquired Fund shareholders. Please also see the Response to
Comment 2.

Comment 18. With regards to page 14, Item 3(b) requires that the synopsis "discuss the primary federal tax consequences of the proposed transaction to the security holders."
Please disclose the following information in this section. Please disclose the amount of capital gains that the acquired fund shareholders will incur as a result of the sale of assets

Ms. Christina DiAngelo
Mr. James O’Connor
August 1, 2011
Page 6

resulting from the merger. Are there any loss carryforwards to offset these gains? If so, to what extent specifically will they be offset? Given the high rate of turnover for both
Acquired Funds, it appears likely that all of the gains realized will be short-term capital gains, which are taxed at ordinary rates. Please disclose the character of the gains in the hands of the Acquired Fund shareholders.

Response. The Registrant will revise the disclosure under “The Reorganization”
with respect to tax consequences to read substantially as set forth in response to
Comment 7. As indicated in that response, and consistent with Comment 7, the
Registrant believes that more detailed information with respect to tax consequences, including with respect to any capital gains that may result from the disposition of portfolio securities and their relation to capital loss carryforwards, should more appropriately be included under “Information About the Reorganization – Federal
Income Tax Consequences” rather than in the synopsis. Disclosure substantially as follows will be added in the captioned section following the discussion of the ability of the Acquiring Funds after the Reorganizations to use the Acquired Funds’ capital loss carryforwards:

Capital Gains from Disposition of Portfolio Securities. The disposition of portfolio securities by the Acquired Funds prior to and in connection with the
Reorganizations could result in the Acquired Funds incurring long-term and short-
term capital gains. However, it is expected that the available capital loss carryforwards for the Acquired Funds, described above, will offset any such capital gains. To the extent any such capital gains are not offset, they will be passed through to the shareholders of the Acquired Funds and subject to taxation as described below.

Comment 19. In the summary “Reorganization” section, with respect to both
Reorganizations, please clarify the statement that the "shareholders of the Acquired Fund may expect to recover the estimated expenses of the Reorganization in one year." An implication of this statement is that shareholders of the Acquired Fund will not begin to benefit from the reorganization for more than a year in the future. On the other hand, shareholders of the Acquiring Fund will begin to benefit immediately in terms of economies of scale and diversification of investments. In addition, this statement is based only on how long it will take to recover the costs of the reorganization. The costs of selling off the incompatible securities apparently are not counted as a cost of the reorganization. We note that both of the Acquired Funds have very high turnover rates
(154% and 145%) and it is not clear how much trading costs would normally be incurred.
Further, the shareholders of both Acquired Funds will incur large capital gains. Given the high rate of turnover of both acquired funds, it is likely that all of the gains will be short-term capital gains, which are taxed at ordinary rates. Not only do the Acquiring
Funds' shareholders appear to be achieving a greater benefit from the Reorganization than

Ms. Christina DiAngelo
Mr. James O’Connor
August 1, 2011
Page 7

the Acquired Funds' shareholders by means of various benefits that do not have offsetting costs, but the adviser will also achieve a significant benefit -- its reputation will be enhanced by the elimination of the poorer performing funds. Please provide full disclosure about the additional costs that the Acquired Funds' shareholders will incur in the reorganization. Further, please address the fact that the disclosure provides no adequate justification for making the acquired fund shareholders pay any of the costs of the reorganization. Apart from the fact that, as discussed above, it is inaccurate to state that the Acquiring Fund shareholders "will achieve the greatest benefit" from the reorganization, it is also apparent that the biggest difference between the acquired and the acquiring funds is performance. Please address the issue of whether the shareholders in the Acquired Fund are being asked to pay twice -- first with lower performance in the
Acquired Fund and then by paying the costs of being acquired by a better performing fund. Based on the facts, please explain why the adviser should not pay all of the costs of the reorganization based on the benefits it will receive and the fact that the acquired shareholders have already paid as a result of the relatively poor performance that is a principal reason for the merger.

Response. The sentences that include the phrase “shareholders of the Acquired fund may expect to recover the estimated expenses of the Reorganization in one year”
have been rewritten to read as follows:

Total expenses and fees borne by the Acquired Fund are expected to be less than one-half cent per Acquired Fund share. An Acquired Fund shareholder may expect to recover this amount in less than one year [(18 months for Class C shares under Proposal 1)] after the Reorganization assuming the Acquiring Fund experiences the expense ratio shown in the Annual Fund Operating Expenses table.

The Registrant expects that any capital gains resulting from portfolio transitioning as described above will be offset by the capital loss carryforwards of the Acquired Funds and will not adversely impact Acquired Fund shareholders. See the Response to
Comment 18.

Each Acquiring Fund has a lower advisory fee rate, a lower overall operating expense ratio and a stronger performance record than its corresponding Acquired Fund.
As a result of the Reorganizations, the shareholders of each Acquired Fund may expect the benefits that come from lower advisory fees, lower overall fees and better performance. The shareholders of the corresponding Acquiring Fund are not expected to experience any change in advisory fees or performance. They are expected to experience a reduction in overall fees, but not to the same extent as the shareholders of the Acquired
Fund. PMC, the adviser, does not expect any immediate economic benefit from the
Reorganizations. The advisory fees which it receives on the assets of the Acquired Funds

Ms. Christina DiAngelo
Mr. James O’Connor
August 1, 2011
Page 8

will be reduced, by approximately 20% in the case of one Reorganization and 13% in the case of the other. The advisory fees which it receives on the assets of the Acquiring
Funds will also be reduced, but by lesser amounts. As a result, the Registrant believes it is reasonable for it to conclude that the Reorganizations will principally benefit the shareholders of the Acquired Funds and for those Funds, and indirectly their shareholders, to bear the expenses of the Reorganizations. As indicated in the Response to Comment 2, the disclosure will be revised to clarify the benefits to Acquired Fund shareholders of the Reorganization.

The Registrant does not believe that portfolio transitioning costs associated with disposing of Acquired Fund portfolio securities that are incompatible with its corresponding Acquiring Fund should be borne by the Acquiring Funds and, indirectly, their shareholders. Based upon the lower advisory fees, lower overall operating expense ratios and expected, continuing stronger performance of the Acquiring Funds that will become available to the shareholders of the Acquired Funds as a result of the
Reorganizations, the Registrant believes that it is reasonable for the Acquired Funds, and indirectly their shareholders, to bear the expenses of disposing of these securities that the
Acquiring Funds would not independently acquire for their portfolios.

The Proxy Statement/Prospectus discloses the estimated reorganization and portfolio transitioning expenses that will be borne indirectly by the Acquired Fund shareholders.

Comment 20. With respect to both proposals, disclosure identifying the personnel of the sub-adviser should not be in the synopsis -- "a concise discussion of the key features of the transaction." It should be moved to the disclosure required by Items 5 and 6 of Form
N-14, which incorporates the disclosure required by Item 5 of Form N-1A.

Response. The portfolio manager disclosure is found under each proposal, not in the synopsis (“The Reorganization”), and is substantially consistent with the requirements of Form N-1A, Item 5.

Comment 21. On page 16, please define "equity securities."

Response. Parenthetical disclosure will be been added after “equity securities”
(when first referred to under each proposal) substantially as follows: “(common and convertible preferred stocks and other securities whose values are tied to the price of stocks, such as rights, warrants and convertible debt securities).”

Comment 22. With regards to page 16, the S&P 500 is not an appropriate proxy for a fund to use to define the term "large capitalization." It is an index that focuses on the large cap segment of the market based on how widely the shares are held, but it does not

Ms. Christina DiAngelo
Mr. James O’Connor
August 1, 2011
Page 9

make any representation that all of the securities included in the index (even as of the rebalance date) are those of large cap companies. The low end of the market cap range of companies in the S&P 500 Index -- i.e., currently $1.57 billion -- would include companies defined as small cap. The Fund could be within the market cap range of the
S&P 500 and be entirely in small and mid-cap stocks. Define "large capitalization"
directly by reference to a generally accepted market capitalization range for large cap companies. Confirm that 80% of the Fund's total assets are within that range.

Response. The Registrant respectfully submits that, consistent with Staff interpretations, the use of the S&P 500® Index as a definitional reference for the term
“large capitalization” is entirely reasonable and appropriate.

According to Standard & Poor’s, “[t]he S&P 500® has been widely regarded as the best single gauge of the large cap U.S. equities market since the index was first published in 1957.” (S&P website). By using the market capitalization range of the S&P
500® Index, the Registrant is following the guidance provided by the Staff of the
Division of Investment Management in the December 4, 2001 “frequently asked questions” about Rule 35d-1 (Investment Company Names). In response to question 6, the Staff stated, in pertinent part: “As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the staff.” (Footnote omitted).

The S&P 500 remains an industry-accepted approximation for large-cap securities. It is true, as the Comment notes, that the lower end of the index may include companies that could be viewed as other than large-cap companies. (It is also true that one of the largest U.S. sponsors of mutual funds defines “large cap” by reference to the
Russell 1000 Index; as of December 31, 2010, the low-end of the capitalization range for this index was only $237 million.) Nonetheless, it would be difficult to build a portfolio at the lower-end range of the S&P 500. There are currently 73 stocks in the S&P 500 with a market cap below $5 billion; these 73 stocks make up only 2.1% (based on market capitalization) of the S&P 500 as of July 27, 2011 (source, FactSet Research Systems).
According to research performed by Morningstar, of the 1,922 large blend U.S. open-end funds listing a primary benchmark, 1,378 (almost 72%) list the S&P 500.

Comment 23. On page 17, please disclose the weighted average market capitalization of the companies currently included in the portfolios of both the acquired and acquiring funds.

Ms. Christina DiAngelo
Mr. James O’Connor
August 1, 2011
Page 10

Response. The Registrant respectfully declines to make the requested change.
The Registrant does not believe that Form N-1A requires such disclosure.

Comment 24. On page 17, there is too much detail for a synopsis. Defensive strategies should be discussed in Items 5 and 6 of Form N-14, which incorporates the disclosure required by Item 9(b) of Form N-1A. The fundamental investment restrictions should be disclosed in the SAI in response to Item 16(c) of Form N-1A as incorporated into Form
N-14.

Response. The disclosure with respect to temporary defensive investing and fundamental restrictions will be deleted.

Comment 25. With regards to the fees and expenses table for both proposals, if the expense ratios shown in the Acquiring Fund's semi-annual report for the period ended
April 30, 2011, have increased, use the expenses of the funds for the year ended April 30,
2011, in this fee table. Likewise, if the expense ratios shown in the acquired fund’s semi-
annual report for the period ended April 30, 2011, have decreased, use the expenses of the funds for the year ended April 30, 2011, in this fee table. Support for this comment comes from the fact that, to satisfy the 245 day rule, the balance sheet, statement of operations, etc. are based on the one-year period ending April 30, 2011. Like the financials, the information in the fee table should not be inaccurate because the information is stale.

Response. The Registrant respectfully submits that the disclosure is consistent with Form N-1A, Item 3, Instruction 3(d)(i) which requires that the percentages of
Annual Fund Operating Expenses be based on “amounts incurred during the Fund’s most recent fiscal year.”

Comment 26. With regard to the footnotes to the fees and expenses table, the expense limitation agreement must be in effect for at least a year from the effective date of the registration statement.

Response. The footnotes will be revised to reflect that expense waivers will remain in effect until February 28, 2013.

Comment 27. In regards to footnote 2 of the fees and expenses table for Proposal 1, confirm that there are no recoupments and no exclusions under the fee limitation agreement of the Acquiring Fund.

Ms. Christina DiAngelo
Mr. James O’Connor
August 1, 2011
Page 11

Response. The Registrant confirms that there are no recoupments under the fee limitation and no exclusions other than the exclusion of interest expense from the definition of “expenses” that is identified in the footnote.

Comment 28. With regards to “Examples” table for both proposals, are sales charges imposed on reinvested dividends and other distributions? If so, indicate that they are not reflected in the example and that costs would be higher if they were.

Response. Sales charges are not imposed on reinvested dividends and other distributions.

Comment 29. (a) In the disclosure of the risks of the Acquiring Fund, discuss under separate headings the risks of small- and mid-cap company investing. (b) All of the principal risks of investing in the Acquiring Fund must be disclosed.

Response. (a) The Registrant respectfully declines to make this change. Under both proposals, the disclosure of the risks of investing in equity securities clearly and succinctly states that “Investments in smaller companies and mid-size companies may involve greater risk and price volatility than investments in larger, more mature companies.” A more detailed description of the risks of investing in small and medium capitalization companies is included under “Certain Investment Strategies and Related
Risks of the Funds – Small and Medium Capitalization Companies.”

(b) The Registrant will review the disclosure to ensure that all principal risks are disclosed.

Comment 30. With regards to the disclosure in the “Performance” section of both proposals discussing the basis of performance for certain share classes, such disclosure is not permitted or required by Item 4(b)(2) of Form N-1A as incorporated by Items 5 and
6 of N-14.

Response. The Registrant respectfully submits that disclosure explaining that the performance of certain share classes prior to their inception is based on the adjusted performance of older share classes is necessary to investor understanding of the performance table and that the absence of such disclosure could be viewed as misleading.
This disclosure is included where appropriate in the Registrant’s prospectuses and has not been a subject of Staff comment.

Comment 31. With respect to the “Reasons for the Reorganization” section of both proposals, please revise the disclosure to present each of the statements in this paragraph as a conclusion of the Board.

Ms. Christina DiAngelo
Mr. James O’Connor
August 1, 2011
Page 12

Response. The disclosure identifies 13 specific factors that the Board considered and discusses the principal factors and conclusions on which the Board based its decision to approve the Reorganizations. The Registrant does not believe that it is required to restate all factors considered by the Board as “conclusions” of the Board.

Comment 32. With respect to the “Reasons for the Reorganization” for Proposal 1,
please explain the meaning of the term "effective" advisory fee rate.

Response. The disclosure will be revised to clarify that the “effective” advisory fee rate is the advisory fee rate at current asset levels.

Comment 33. With respect to the “Reasons for the Reorganization” for both proposals, did the Board conclude that the acquiring funds' management is more "efficient" than the
Acquired Funds'?

Response. The Registrant believes that the Board’s conclusion reflects the common view that a larger combined fund with a stronger performance record may reasonably be expected to have better prospects for attracting new assets and experiencing economies of scale than a smaller fund with a weaker performance record.

Comment 34. In regards to the “Board Consideration of the Reorganization” section for both proposals, the disclosure is inadequate with respect to the Board's required considerations under Rule 17a-8. The determination that merger is in the best interests of shareholders is a "critical determination" by the Board and the disclosure is inadequate to indicate that it was treated as such. Please explain why the advisory contracts of the acquired and acquiring funds are not materially different. What did the Board specifically consider and conclude with respect to the income tax effects of the merger on the acquired fund shareholders? It appears that the acquired fund shareholders will incur substantial amounts of short-term capital gains. Did the Board consider which entities among the funds and the adviser derive the "greatest benefit" from the reorganization?
What did the Board conclude and why? Did the Board consider the allocation of costs and whether it was fair for the acquired fund shareholders to pay the costs of the reorganization? What did they conclude and why? What information and documents were requested and evaluated by the Board in making their determinations?

Response. See the Responses to Comments 2, 17 and 31.

Except with respect to differences in advisory fee rates, the terms of the advisory agreement are substantially the same for all the Funds.

As described above, it is expected that capital gains resulting from disposing of
Acquired Fund portfolio securities will be offset by available capital loss carryforwards.

Ms. Christina DiAngelo
Mr. James O’Connor
August 1, 2011
Page 13

Comment 35. With regards to inquires made and factors considered by the Board for both proposals, revise the disclosure to present the Board's conclusions with respect to each inquiry and factors listed.

Response. See the Response to Comment 31.

Comment 36. With regards to the possible alternatives to the Reorganization for both proposals, in light of the conflicts of interests that Section 17(a) of the 1940 Act is intended to address, describe the "possible alternatives" to the reorganization that were considered by Board? For example, did the Board interview other investment advisers?
Did the Board request and review proposals from other advisers? Did the Board consider simply replacing the current sub-adviser of the acquired fund with Edge?

Response. The Board considered as alternatives to the Reorganizations the liquidation of the Acquired Funds and continuing the Acquired Funds as currently operated. Disclosure will be added to refer to these alternatives.

Comment 37. With respect to the “Principal Investment Strategies” section of the
Diversified International Fund, disclose whether the Acquiring Fund has a limit on its ability to invest in emerging and developing market countries. Disclose the extent to which the fund is currently invested in emerging and developing market countries.

Response. The Registrant believes that the disclosure with respect to limits on the Acquiring Fund’s ability to invest in emerging and developing market countries is consistent with the requirements of Form N-1A. The disclosure states in pertinent part as follows:

The Acquiring Fund invests primarily in equity securities of companies domiciled in any of the nations of the world, including those in countries with emerging markets . . . . The Acquiring Fund has no limitation on the percentage of assets that are invested in any one country or denominated in any one currency, but the
Acquiring Fund typically invests in at least 30 countries. Primary consideration is given to securities of corporations of developed areas, such as Western Europe,
Canada, and Australasia; however, the Acquiring Fund may also invest in emerging market securities.

Comment 38. In regards to footnote 2 of the fees and expenses table for Proposal 2, confirm that there are no recoupments and no exclusions under the fee limitation agreement of the acquiring fund.

Ms. Christina DiAngelo
Mr. James O’Connor
August 1, 2011
Page 14

Response. The Registrant confirms that there are no recoupments under the fee limitation and no exclusions other than the exclusion of interest expense from the definition of “expenses” that is identified in the footnote.

Comment 39. In the “Foreign Securities Risk” disclosure for the Acquiring Fund in
Proposal 2, describe the risks of investing in emerging and developing market countries.

Response. Disclosure will be added at the end of “Foreign Securities Risk”
substantially as follows: “These risks are greater with respect to securities of emerging and developing market countries.”

Comment 40. With respect to the MSCI benchmark indices in the “Average Annual
Total Returns” table, please indicate whether such returns are net or gross.

Response. The MSCI indices reflect net dividend returns.

Comment 42. Please provide NAST analysis.

Response. See the Response to Comment 1.

Comment 41. With respect to the “Certain Strategies and Related Risks” section of the prospectus, it appears to describe every investment made by all of the funds in the combined prospectus. It is apparent, for example, that none of the funds included in the merger/proxy invests in “munis” and master limited partnerships. Please describe the principal strategies of the acquired and acquiring funds and their principal investments.
This section has extensive disclosure about investment in derivatives. Please disclose the extent to which either of the acquiring funds invests in derivatives. Conform this disclosure about the funds' use of derivatives, if any, to the letter from Barry Miller to
Karrie McMillan of the ICI (July 30, 2010).

Response. The Registrant will revise the disclosure under “Certain Investment
Strategies and Related Risks of the Funds” by inserting disclosure and a table in substantially the form set forth below immediately following the two introductory paragraphs of the captioned section:

The table below identifies the strategies and risks that apply to the Funds and indicates for each Fund whether such strategies and risks are principal, non-principal or not applicable.

Ms. Christina DiAngelo
Mr. James O’Connor
August 1, 2011
Page 15

Investment Strategies	Disciplined	Diversified	International	Principal Capital
and Risks	LargeCap Blend	International	Growth	Appreciation
Bank Loans (also known as	Not Applicable	Not Applicable	Not Applicable	Non-Principal
Senior Floating Rate interests)
Convertible Securities	Non-Principal	Non-Principal	Non-Principal	Non-Principal
Derivatives	Non-Principal	Non-Principal	Non-Principal	Non-Principal
Equity Securities	Principal	Principal	Principal	Principal
Exchange Traded Funds (ETFs)	Non-Principal	Non-Principal	Non-Principal	Non-Principal
Fixed Income Securities	Non-Principal	Non-Principal	Non-Principal	Non-Principal
Foreign Securities	Non-Principal	Principal	Principal	Non-Principal
Initial Public Offerings ("IPOs")	Non-Principal	Non-Principal	Non-Principal	Non-Principal
Liquidity Risk (1)	Non-Principal	Non-Principal	Non-Principal	Non-Principal
Management Risk (1)	Non-Principal	Non-Principal	Non-Principal	Non-Principal
Market Volatility (1)	Non-Principal	Non-Principal	Non-Principal	Non-Principal
Master Limited Partnerships	Non-Principal	Non-Principal	Non-Principal	Non-Principal
Municipal Obligations and	Not Applicable	Not Applicable	Non-Principal	Not Applicable
AMT-Subject Bonds
Portfolio Turnover	Principal	Principal	Principal	Non-Principal
Preferred Securities	Non-Principal	Non-Principal	Non-Principal	Non-Principal
Real Estate Investment Trusts	Non-Principal	Non-Principal	Non-Principal	Non-Principal
Repurchase Agreements	Non-Principal	Non-Principal	Non-Principal	Non-Principal
Royalty Trusts	Non-Principal	Non-Principal	Non-Principal	Non-Principal
Small and Medium	Non-Principal	Principal	Principal	Principal
Capitalization Companies
Temporary Defensive Measures	Non-Principal	Non-Principal	Non-Principal	Non-Principal

Underlying Funds	Principal	Principal	Principal	Principal
(1) These risks are not deemed principal for purposes of this table because they apply to almost all Funds; however, in certain circumstances, they could significantly affect a Fund’s net asset value, yield and total return.

* * * *

The Registrant understands that it is responsible for the accuracy and adequacy of the disclosure in the Registration Statement and that Staff comments or the Registrant’s changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant understands that it may not assert Staff comments as a defense in any proceeding initiated by the
Commission or any person under the Federal securities laws of the United States.

Ms. Christina DiAngelo
Mr. James O’Connor
August 1, 2011
Page 16

Please call the undersigned at 202-230-5425 or John W. Blouch of this office at
202-230-5422 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Bruce W. Dunne

Bruce W. Dunne
Of Counsel